UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	October  11, 2002
By
Name:	Marcos Grodetzky
Title:		Director of Investor Relations



CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
 Article 11 - CVM Instruction # 358/2002

In August 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction
# 358/2002 (1):

Company Name:  Tele |Norte Leste Participacoes S/A
Group and Related Persons

( X )
Board of Directors
( )
Management
( )
Audit Committee
( )
Technical and Consulting Committees
Initial balance (August  31, 2002) equals to Final balance (September 30, 2002)
 , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
24,984
0.00%
0.00%
Shares
Preferred
1,260,942
0.00%
0.00%



Company Name:  Tele |Norte Leste Participacoes S/A
Group and Related Persons

(  )
Board of Directors
( X )
Management
( )
Audit Committee
( )
Technical and Consulting Committees
Initial balance (August  31, 2002) equals to Final balance (September 30, 2002)
 , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
2,623
0.00%
0.00%
Shares
Preferred
11,303,236
0.00%
0.00%


Company Name:  Tele |Norte Leste Participacoes S/A
Group and Related Persons

(  )
Board of Directors
(  )
Management
(X )
Audit Committee
( )
Technical and Consulting Committees
Initial balance (August 31, 2002) equals to Final balance (September 30, 2002) , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
6,974
0.00%
0.00%



Holding Company Name:  Telemar Participacoes S/A
Group and Related Persons

( X )
Board of Directors
( )
Management
( )
Audit Committee
( )
Technical and Consulting Committees
Initial balance (August 31, 2002) equals to Final balance (September 30, 2002) , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
8
0.00%
0.00%



Controlled Company Name:  Telemar |Norte Leste S/A
Group and Related Persons

( X )
Board of Directors
( )
Management
( )
Audit Committee
( )
Technical and Consulting Committees
Initial balance (August 31, 2002) equals to Final balance (September 30, 2002) , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
6,464
0.00%
0.00%
Shares
Preferred
17,742
0.00%
0.00%


Controlled Company Name:  Telemar |Norte Leste S/A
Group and Related Persons

(   )
Board of Directors
( X  )
Management
( )
Audit Committee
( )
Technical and Consulting Committees
Initial balance (August 31, 2002) equals to Final balance (September 30, 2002) , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
434
0.00%
0.00%
Shares
Preferred
659,292
0.00%
0.00%


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

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Tele Norte Leste Participacoes S/A